                                                           Exhibit (9)(q)
                            SERVICE AGENCY AGREEMENT

         THIS AGREEMENT is made and entered into this 1st day of September, 1993, between Sierra Fund Administration Corporation ("Sierra Administration"), a California corporation, and The Shareholder Services Group, Inc. ("TSSG", the "Service Agent"), a Massachusetts corporation.

         WHEREAS, Sierra Administration is presently engaged in the business of providing transfer agent and registrar services to various funds affiliated with Sierra Trust Funds ("Sierra Funds"); and,

         WHEREAS, Sierra Administration desires to appoint the Service Agent as its agent, and the Service Agent desires to become Sierra Administration's agent to provide certain services in connection with Sierra Administration's transfer agency and registrar services to the Sierra Funds.

         NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, Sierra Administration and the Service Agent hereby agree as follows:

         1. Appointment of the Service Agent. In exchange for good and valuable consideration, Sierra Administration hereby appoints the Service Agent to perform certain services as herein set forth and the Service Agent accepts such appointment and agrees to perform the services herein set forth in Schedule A. Sierra Administration shall pay the Service Agent the fees set forth in Schedule B.

         2. Duties of the Service Agent. The Service Agent shall be responsible for acting as service agent in connection with dividend and distribution functions; and for performing shareholder account and administrative agent functions for the Sierra Funds. The operating standards and procedures to be followed shall be determined from time to time by agreement between Sierra Administration and the Service Agent and shall initially be as described in Schedule A attached hereto.

         3.      Duties of TSSG.

                 (a) TSSG agrees to provide to Sierra Administration remote terminal access through dedicated transmission lines to its computerized data processing record keeping system for Fund shareholder accounting (the "TSSG System") installed on TSSG computer hardware and using TSSG software ("TSSG Facilities") to provide and support remote terminal access to the TSSG System and the TSSG Facilities for the maintenance of shareholder records, processing of information and generation of information with respect thereto.

                 (b) TSSG agrees to provide to Sierra Administration at its facilities located at 9301 Corbin Avenue, Northridge, California or at such other location as may be mutually agreed upon in writing by Sierra Administration and the Service Agent (the "Facility") remote access to the use of information processing capabilities of the TSSG System as it may be modified from time to time mutually agreed upon by TSSG and Sierra Administration in accordance to Section 4.

                 (c) TSSG agrees to prepare and telefax to Sierra Administration, on a daily basis, a daily cash and share proof reconciliation balance sheet.

                 (d) As instructed by Sierra Administration, TSSG agrees to process share dividend and distributions on the TSSG System.

                 (e) TSSG agrees to (1) automatically process without request from Sierra Administration, print and mail daily shareholder account confirmation statements, (2) monthly shareholder and dealer statements (3) monitor and maintain sufficient inventory and postage required for the mailing of shareholder monthly statements by third party vendors.

                 (f) TSSG agrees to apply backup withholding on shareholder accounts and to provide reports to Sierra Fund shareholders and to the Internal Revenue Service, as specified by the Internal Revenue Code. TSSG will process all tax forms as required by the IRS.

                 (g) TSSG further agrees to perform the duties set forth in Schedule A and such additional duties as agreed upon between TSSG and Sierra Administration, except in cases of unavailability of communications, utilities facilities or other equipment failures, due to Acts of God, acts of the public enemy, governmentally-mandated priorities in allocating its services, fires, floods, strikes, riots or war or other causes beyond its control.

         4.      Charges and Modifications.

                 (a) During the term of this Agreement, TSSG will make available to Sierra Administration, all modifications and improvements to the TSSG System made in the ordinary course of business. In addition, TSSG will use its best efforts to make reasonable changes to the TSSG System requested by Sierra Administration, subject to payment of additional fees as mutually agreed upon.

                 (b) TSSG shall have the right, at any time, and from time to time, to alter and modify any systems, programs, procedures, or facilities used or employed in performing its duties and obligations hereunder (a "System Modification"), provided that no System Modification shall, without the consent of Sierra Administration, materially adversely change or affect the operations and procedures of Sierra Administration in using or employing the TSSG System or the TSSG Facilities hereunder. If TSSG and Sierra Administration agree that the effect was material on Sierra Administration's operations, TSSG agrees to reimburse for direct expenses incurred by Sierra Administration. TSSG will notify Sierra Administration at least two weeks prior to implementing any System Modification.





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
                 (c) TSSG agrees to make any System Modifications necessary to meet federal, state, or local government or self-regulatory organizations requirements in a timely fashion. TSSG agrees to advise Sierra Administration upon notification of any changes in or receipt of any information or advice concerning any change in the requirements of any federal, state, or local or self-regulatory organization which might require such system modification.

         5.      System Access and Training.

                 (a) TSSG shall provide Sierra Funds on-line access between the hours of 6:00 a.m. and 6:00 p.m. PST Monday through Friday except for such holidays as are observed by the New York Stock Exchange, and between the hours of 6:00 a.m. and 3:00 p.m. PST on Saturdays. Additional access to the TSSG System may be arranged by separate agreement of the parties.

                 (b) TSSG will provide training documentation of the TSSG System. TSSG will provide trainers to Sierra Administration at either the Sierra Administration or TSSG facility. If the training is a requirement of system enhancements requested by Sierra Administration, the travel and out of pocket expenses will be borne by Sierra Administration. In the event the system changes are not a result of a request from Sierra Administration, TSSG will provide trainers at no expense (including out of pocket) to Sierra Administration.

         6. Indemnification. TSSG shall not be responsible for and Sierra Administration shall indemnify and hold TSSG harmless from and against any and all claims, costs, expenses (including reasonable attorneys' fees), losses, damages, charges, payments and liabilities of any sort or kind which may be asserted against TSSG or for which TSSG may be held to be liable (a "Claim") arising out of or attributable to any of the following:

                 (a) Any actions of TSSG required to be taken pursuant to this Agreement unless such Claim resulted from a negligent act or omission to act or bad faith by TSSG in the performance of its duties hereunder.

                 (b) Sierra Administration's failure to use and employ the TSSG System and the TSSG Facilities in accordance with the procedures set forth in any user manuals delivered to Sierra Administration, Sierra Administration failure to utilize the control procedures set forth and described in the user manual, or Sierra Administration's failure to verify in reasonable time reports or output received through use of the TSSG System and the TSSG Facilities.

                 (c) Sierra Administration's other errors and mistakes in the use of the TSSG System, TSSG Facilities and control procedures.

                 (d) TSSG's reasonable reliance on, or reasonable use of information, data, records and documents received by TSSG from Sierra Administration in the performance of TSSG's duties and obligations hereunder.





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
                 (e) TSSG's reliance on, or the implementation of, any instruction or requests of Sierra Administration.

                 (f) The offer or sales of shares in violation of any requirement under the securities laws or regulations of any state that such shares be registered in such state or in violation of any stop order or other determination or ruling by any state with respect to the offer or sale of such shares in such state.

                 (g) Sierra Administration's refusal or failure to comply with the terms of this Agreement, or any Claim which arises out of Sierra Administration's negligence or misconduct or the breach of any representation or warranty of Sierra Administration made herein.

         7.      Term and Termination.

                 (a) Unless otherwise agreed to by Sierra Administration and TSSG, this Agreement shall become effective on the date first set forth above and shall continue in effect for an initial period of three years. Thereafter, unless notice is received at least 60 days prior to the anniversary date of the date first above written, this Agreement shall automatically continue in effect from year to year with such modifications or amendments as may be mutually agreed upon in writing by the parties.

                 (b) If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a "Defaulting Party") the other party (the "Non Defaulting Party") may give written notice thereof to the Defaulting Party, and if such material breach shall not have been remedied within thirty (30) days after such written notice is given, the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. If TSSG is the Non-Defaulting Party, its termination of this Agreement shall not constitute a waiver of any other rights or remedies of TSSG with respect to services performed prior to such termination or rights of TSSG to be reimbursed for out-of-pocket expenses. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

         8. Amendment. This Agreement may only be amended or modified by written agreement executed by both parties.

         9. Subcontracting. TSSG may subcontract to agents the services required to be performed pursuant to this Agreement and the Schedules hereon, if any. The appointment of any such agent shall not relieve TSSG of its responsibility hereunder.

         10. Use of TSSG's Name. Sierra Administration shall not use TSSG's name in any material without TSSG's prior written approval unless such use is required by law or merely refers in accurate terms to the services rendered hereunder. Any reference to TSSG shall include a





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
statement to the effect that it is a subsidiary of First Data Corporation.

         11. Use of Sierra Administration's Name. Except as provided herein, TSSG shall not use the name of Sierra Administration without Sierra Administration's prior written approval unless such is required by law or merely refers in accurate terms to the services rendered hereunder.

         12. Use of Sierra Trust Fund's Name. Except as provided herein, TSSG shall not use the name of Sierra Trust Funds without Sierra
Administration's prior written approval unless such is required by law or merely refers in accurate terms to the services rendered hereunder.

         13.     Security.

                 (a) TSSG will provide Sierra Administration with a User Identifier (also know as "User I.D.") and a User Password to the TSSG System. TSSG will also assign the initial Operator Password to each of the employees who are authorized to access the TSSG System. The Operator Passwords may be changed at any time in the discretion of Sierra Administration without any notice to or knowledge of TSSG by using procedures set forth by TSSG.

                 (b) Sierra Administration agrees that it is responsible for selection, use and protection of the confidentiality of passwords; however, TSSG may for security reasons at any time and from time to time, upon seven days written notice to Sierra Administration (or immediately upon notice by telephone, confirmed in writing, in the event of any emergency), deny access to the TSSG System until one or more User I.D.'s is changed by Sierra Administration.

                 (c) Sierra Administration acknowledges that TSSG has proprietary rights in and to the TSSG System and any other TSSG programs, data bases, supporting documentation or procedures ("TSSG Protected Information") of which Sierra Administration or its employees or agents become aware as a result of Sierra Administration's access to the TSSG System or TSSG Facilities and that the TSSG Protected Information constitutes confidential material and trade secrets of TSSG. Sierra Administration agrees to maintain the confidentiality of the TSSG Protected Information. Sierra Administration acknowledges that any unauthorized use, misuse, disclosure, or taking of TSSG Protected Information which is confidential or which is a trade secret, whether residing or existing internally or externally to a computer, computer system or computer network, or the knowing and unauthorized accessing or causing to be accessed of any computer, computer system or computer network, may be subject to civil liabilities and criminal penalties under applicable law. Sierra Administration will advise all of its employees and agents who have access to any TSSG Protected Information or to any computer equipment capable of accessing TSSG Facilities of the foregoing.

                 14.      Miscellaneous.

                 (a) Notices. Any notice or other instrument authorized or required by this





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
Agreement to be given in writing to Sierra Administration or TSSG shall be sufficiently given if addressed to that party and received by it at its office set forth below or at such other place as it may from time to time designate in writing.

                          To Sierra Administration:

                          Sierra Fund Administration Corporation
                          9301 Corbin Avenue
                          Northridge, CA 91324

                          To TSSG:

                          The Shareholder Services Group, Inc.
                          Attention: Robert F. Radin, President

                          with a copy to:
                          Attention: Counsel
                          One Exchange Place
                          Boston, MA 02109

                 (b) Successors. This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors upon the parties hereto, and their respective successors and assignees; provided, however, that this Agreement may not be assigned without the written consent of the other party.

                 (c) Governing Law. This Agreement shall be governed by the laws of the state of Massachusetts without reference to the choice of the law provisions thereof. Each party hereto agrees that the Supreme Court of Massachusetts sitting in Massachusetts shall have exclusive jurisdiction over any and all disputes arising hereunder; (ii) hereby consents to the personal jurisdiction of such court over the parties hereto, hereby waiving any defense of lack of personal jurisdiction; and (iii) appoints the person to whom notices hereunder are to be sent as agent for service of process.

                 (d) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                 (e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together will constitute only one instrument.

                 (f) Captions. The captions of this Agreement are included for convenience of





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
reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

                 (g) Sole Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof.

                 (h) Specific Performance. Each of the parties hereto agrees that the other party would be irreparably damaged by breaches of this Agreement relating to confidential or proprietary information and accordingly each agrees that each of them is entitled, without bond or other security, to an injunction or injunctions to prevent breaches of the provisions of this Agreement relating to such information.

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their fully authorized offices as of the day and year first above written.


                                    SIERRA FUND ADMINISTRATION CORPORATION

                                    BY:  /s/ KEITH B. PIPES
                                       -------------------------------------
                                    TITLE:  Chief Financial Officer
                                          ----------------------------------

                                    THE SHAREHOLDER SERVICES GROUP, INC.

                                    BY:  /s/ JACK P. KUTNER
                                       -------------------------------------
                                    TITLE:  Executive Vice President &
                                            Chief Operations Officer
                                          ----------------------------------




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
                                   Schedule A

                                 Duties of TSSG


         TSSG will provide Sierra Administration its transfer agent system
(RTA) to process shareholder activity. The costs associated with the provision of the system will be billed on a per account basis. TSSG is planning a system conversion in November, 1993.

         TSSG will perform the Control, Administrative and Tax Reporting functions detailed below. Sierra Administration will continue to address all customer service and transaction processing responsibilities. The costs associated with the delivery of the control, tax reporting and administration components will be charged on an annual lump sum basis, allocated monthly.

         Control
         -       Preparation and review of supersheets
         -       Daily fund balancing at placement and settlement
         -       Reconciliation of all demand deposit accounts
         -       Dividend and capital gain processing
         -       Establish new funds based on client instructions

         Client Administration
         -       Printing and mailing of daily shareholder confirmations
         - Production of monthly statements containing shareholder information
         -       Maintenance of inventory and postage for statement mailings

         Tax Reporting
         -       Make payments to IRS on behalf of funds
         -       Printing and mailing of all tax forms in compliance with IRS
         -       Compliance mailings (B-notice and TIN solicitation)

A.       DAILY RECORDS

         Retain daily the following information received by TSSG from Sierra Administration, with respect to each shareholder account as received:

         -       Name and Address (Zip Code)
         -       State of Residence Code
         -       Balance of Shares held by Agent
         -       Social owner code; i.e., female, joint tenant, etc.
         -       Dividend code (reinvestment)
         -       Number of Shares held in certificate form





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
B.       REPORTS PROVIDED TO SIERRA ADMINISTRATION

         Furnish the following reports to Sierra Administration:

         -       Weekly analysis of accounts by account type
         -       Daily financial totals
         -       Weekly reports of outstanding shares
         -       Weekly analysis of accounts by social code
         -       Weekly analysis of accounts by share range
         -       Weekly analysis of sales by state
         -       Weekly analysis of accounts by dealer code
         -       Weekly top 10 shareholder report

C.       DIVIDEND ACTIVITY

         - Calculate and process share dividends and distributions as instructed by Sierra Administration.
         - Compute and prepare all necessary reports to shareholders or various authorities as requested by Sierra Administration.

D.       MEETINGS OF SHAREHOLDERS

         - Cause to be mailed proxy and related material for all meetings of shareholders. Tabulate returned proxies (proxies must be adaptable to mechanical equipment of the Agent or its agents) and supply daily reports when sufficient proxies have been received.

         - Prepare and submit to Sierra Administration an Affidavit of Mailing.

         - At the time of the meeting, furnish a certified list of shareholders, hard copy, microfilm or microfiche and, if requested by Sierra Administration, Inspection of Election.

E.       CLIENT MAILINGS

         - Cause to be mailed reports, prospectuses, daily confirmations, monthly statements and any other enclosures requested by Sierra Administration (material must be adaptable to mechanical equipment of Agent or its agents).

F.       SYSTEMS

         - Systems support is provided at the costs outlined above and includes:
                 - access to the TSSG recordkeeping system (RTA) until the FSR conversion





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
                 is completed in November,
         - processing of share dividends and distributions on the TSSG system for the funds,
         -       production support and maintenance.

         Phases of Analysis

         1. First Right of Refusal: TSSG will be given the first opportunity to meet your technological requirements;

         2. Negotiation of a Price Change: A price change for either party may be warranted depending on the requirements; and,

         3. TSSG will work with a 3rd Party: In the event TSSG cannot accommodate Sierra Administration's requirements, TSSG will have the right to work with a 3rd party to integrate external functionality into the development process.

G.       PERFORMANCE STANDARDS

         1.      SCOPE

                 The Service Agent agrees to meet or exceed the processing standards set forth in this schedule by January 1, 1994, for those items received by the Service Agent in the proper condition, form and order to permit the Service Agent to process the item within the requirements of this Agreement. Sierra Administration agrees to waive the standards for the 30 days following each system conversion for Sierra Administration by the Service Agent, or as otherwise agreed to by Sierra Administration and the Service Agent.

                 The Service Agent shall track the processing of items on a calendar month basis and shall report to Sierra Administration the percentage of the total number of items received and the percentage of items that were processed within the specified Turnaround period.

                 The Service Agent shall also track the number of Fund shareholders who contact the Service Agent to complain that their transactions were not processed correctly. The Service Agent shall report to Sierra Administration, on a monthly basis, the total number of transactions and the total number of shareholder complaints received by the Service Agent from Fund shareholders, which arose solely from processing errors by the Service Agent.

                 With respect to these turnaround and error standards, the Service Agent shall be responsible for its own conduct only and shall not be held responsible for delays and other problems arising from the actions or omissions of Sierra Administration,





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
                 other agents of Sierra Administration or third parties not affiliated with the Service Agent. In addition, Sierra Administration agrees that these performance standards shall be waived for any calendar month in which the number of Fund items received by the Service Agent for processing exceeds by more than 20% the average monthly number of items received by the Service Agent during the six month period prior to that calendar month.

2.       PENALTIES

         If performance standards are not met for any type of transaction for a given monthly period, the Service Agent shall report to Sierra Administration the reason for the deficiency and the corrective action being taken by the Service Agent.

         If the Service Agent has failed to meet a specific performance standard, and such failure continues in the same category in each of the two consecutive calendar months after the Service Agent receives notice of such failure, then Sierra Administration may reduce the total amount of Fees due under this Agreement by Sierra Administration and the funds affiliated with the Fund, by an amount equal to 5% of the fees for each succeeding, consecutive month in which the same standard is not met. This 5% penalty is the total penalty that shall be applied to all failures to meet these standards in the aggregate.

         Sierra Administration may terminate this Agreement if either: (i) one-third or more of the performance standards listed in this Agreement are not met by the Service Agent for four consecutive months, or (ii) any one performance standard is not met by the Service Agent for any six months during a 12 month period. Unless Sierra Administration provides the Service Agent with notice of Sierra Administration's intent to exercise this option within 45 days of the occurrence, Sierra Administration shall have waived its option to terminate under this provision.

3.       QUALITY STANDARDS

         The success of a long term contract is dependent on the commitment of TSSG to meet specific quality standards agreed to by both parties. Our contract will include specific recourse for Sierra Administration to terminate should we fail to meet the agreed upon standards.

         The proposed quality standards are:

         I.      Systems

                 A.       System Availability

                 1.      9:00 a.m.-9:00 p.m. EST Monday-Friday              98%





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
         2.      9:00 a.m.-6:00 p.m. EST Saturday                            98%

         B.      Transmission Timeliness

         1.      Confirm File to Sierra Administration: 1:30 a.m. EST        98%
         2.      Position File to Sierra Administration: 4:00 a.m. EST       98%
         3.      Average Response Time of 5-seconds or less                  95%

 II.     Administration

         1.      Confirm Mailings: Trade Date + 2                            98%
         2.      Statement Mailings: Trade Date + 5                          98%
         3.      Dividend Checks Mailed: Trade Date + 1                      98%




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
                                   Schedule B
                               Fees and Expenses

A.       ACCOUNT FEES

         The schedule below pertains to all open and closed accounts on TSSG's system:

                ACCOUNTS                     PER ACCOUNT FEE
                --------                     ---------------
               1-180,000                           $4.50
         180,001-250,000                           $4.25
         250,001-350,000                           $4.15
         350,001-700,000                           $4.05

B.       SYSTEMS AGENDA

         TSSG and Sierra Administration will agree upon a systems development plan for 1993/1994. Upon completion and approval of the plan, TSSG will determine the staffing requirements to complete the projects to be paid for by Sierra Administration at the discounted rate of $75.00 per hour. Any additional requests for resources beyond the agreed upon agenda will be charged at $95.00 per hour.

C.       LUMP SUM CHARGE

         An annual lump sum charge of $250,000 will be applied to Sierra Administration for TSSG's delivery of Control, Client Administration Services and Tax Reporting. The expense will be paid on a monthly basis over a twelve-month period for a monthly charge of $20,833.33. (This assumes an account base over 150,000 accounts). This charge will increase by $25,000 with the addition of each 50,000 accounts thereafter. This Fee Schedule will be effective January 1, 1994. From September through December 1993, the Lump Sum will be calculated as follows:

         An annual lump sum charge of $200,000 will be applied to Sierra Administration on a monthly basis. Once an account base of 100,000 is reached, an additional charge of $50,000 will be imposed. This additional charge will offset the increase in direct expenses, such as personnel, that will be needed to accommodate the expected increase in volume. With the addition of each 50,000 accounts thereafter, an additional $25,000 will be added to the lump sum charge.

D.       VARIABLE ANNUITY PRODUCT

         TSSG will establish six new funds on the transfer agent system, set a daily price and process dividends and distribution for these funds. A charge of $1,000 per month will be paid by Sierra Administration for these services. Any additional variable annuity funds will be charged a per fund minimum of $500.00 per month.

E.       COST BASIS ACCOUNTING

         Per Account Fee: $0.15 per CBA eligible account per month.

         This charge includes DASD, CPU, and ongoing maintenance of the system. This price reflects an assumption that the client would retain responsibility for responding to shareholder inquiries.

F.       CONSUMER PRICE INDEX FEE INCREASE

         In addition, on the first anniversary date of this Agreement after the expiration of the initial term and each subsequent anniversary date, the per account fee shall be increased by a percentage amount equal to one percent more than the percentage increase in the then current Consumer Price Index (all urban consumers) or its successor index.





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
OUT OF POCKET EXPENSES

         Sierra Funds shall reimburse the Service Agent via Sierra Administration monthly for applicable out-of-pocket expenses, including, but not limited to the following:

         -       Microfiche/microfilm production
         -       Magnetic media tapes and freight
         - Printing costs, including certificates, envelopes, checks stationary, confirms and statements.
         - Postage and mailing services including (pre-sort, zip + 4, barcoding, first class, etc.).
         -       Due diligence mailings
         - Telephone and telecommunication costs, including all lease, maintenance and line costs
         -       Ad hoc reports (fee proposal is forthcoming)
         -       Proxy solicitations, mailings and tabulations
         -       Daily and Distribution advise mailings
         -       Shipping, Certified and Overnight mail and insurance
         -       Year-end form production and mailings
         - Terminals, communication lines, printers and other equipment and any expenses incurred in connection with such terminals and lines
         -       Duplicating services
         -       Courier services
         -       Incoming and outgoing wire charges
         -       Federal Reserve charges for check clearance
         -       Overtime, as approved by the Sierra Funds
         -       Temporary staff, as approved by the Sierra Funds
         - Record retention, retrieval and destruction costs, including, but not limited to, exit fees charged by third party record keeping vendors
         -       Conversion costs as negotiated between TSSG and Sierra
                 Administration
         - Such other miscellaneous expenses reasonably incurred by the Service Agent in performing its duties and responsibilities under this Agreement.

         Sierra Administration agrees that postage and mailing expenses will be paid on the day of or prior to mailing as agreed with the Service Agent. In addition, Sierra Administration will promptly reimburse the Service Agent for any other unscheduled expenses incurred by the Service Agent whenever Sierra Administration and the Service Agent mutually agree that such expenses are not otherwise properly borne by the Service Agent as part of its duties and obligations under Agreement. Sierra Funds reimburses the Service Agent via Sierra Administration.





                                       16